Filed By Transocean Ltd. (Commission File No. 000-53533)
And Transocean Inc. (Commission File No. 005-60501)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Songa Offshore SE

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CORPORATE PARTICIPANTS Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director Mark-Anthony Lovell Mey Transocean Ltd. - CFO and EVP CONFERENCE CALL PARTICIPANTS John David Anderson Barclays PLC, Research Division - Research Analyst PRESENTATION John David Anderson Barclays PLC, Research Division - Research Analyst So up next we have Transocean. It's my pleasure to introduce Jeremy Thigpen. He's President and CEO. Most of you are very familiar with Mr. Thigpen. He's previously CFO of National Oilwell Varco, where he spent 18 years in various management capacities. Now he's a customer. So while he was CFO... Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director (inaudible) John David Anderson Barclays PLC, Research Division - Research Analyst (inaudible) buying too much. We also have Mark Mey with us here as well. He's the CFO as well. So again, looking forward to hear your thoughts on the market and especially expanding on all the M&A out there. Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director Yes. Thank you, Dave. All right. Thank you for the introduction. Thank you for the invitation to come here with you and Barclays, and it's always a pleasure to share our story. Thank you all for being in attendance to hear our story. It's a pretty good crowd. I'll start as we always do with these presentations with the legal disclaimer. It's a customary language. So I won't read it to you and won't make you read it. But we have a bonus slide, a second slide of more legalese. And basically, this is stating that we're going to show you some pro forma data that's based on the successful acquisition of Songa Offshore. So obviously, subject to closing. With that, let me tell you why we think Transocean is the undisputed leader in the offshore space. And I don't mean it to be braggadocious. It's fact. The size and quality of our fleet, the size and quality of our backlog, our liquidity position right now is enviable in our space, and then we have vast amounts of experience well more than our next nearest competitor. I'm going to walk through each of these and explain why this differentiates us from the rest of the pack. But before I do that, my guess is many of you in here are interested to learn a little bit more about the recently announcing Songa transaction. So I'm going to go through that first. For the past several quarters, we've stated our interest to upgrade our fleet, both in terms of size and quality, and we've had a specific focus on ultra-deepwater and harsh environment. So we said ultra-deepwater, harsh environment, that's our focus, that's where we think we can differentiate. We're interested in asset quality in addition to increasing the size of our fleet. But we recognized that we don't know the exact timing of the recovery, and we don't know the magnitude of that recovery. So whatever we do, we don't want to significantly compromise our near-term liquidity. So that kind of brings that filter in pretty tight and maybe only a handful of opportunities out there that really fit into that filter, but Songa Offshore screened exceptionally well across the board. So at Songa Offshore, we picked up 7 Norway-based semisubmersible units. 4 of those are brand-new, high specification, harsh environment that were designed in conjunction with Statoil for Statoil, and they have long-term contracts. These contracts run out into 2024. They also have up to 12 years of options behind those for each of those 4 rigs. So just to confirm, the backlog right now is $4.1 billion. I like that number. $4.1 billion in backlog; 4 high-quality, harsh environment, high-specification assets. And just our initial review of what we think are cost synergies, it looks like at least $40 million annualized in just cost synergies, and that doesn't take into account what we can do on the revenue efficiency front. So you take all that together, you look at the valuation of this particular acquisition, and it's accretive --instantly accretive on an EBITDA basis, a cash flow from operation basis and a net debt to THOMSON REUTERS | Contact Us 2 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

EBITDA basis. So across the board, this acquisition ticks all the boxes. If you start to look at the valuation, the total consideration for the acquisition was $3.4 billion. So if you try to understand that $3.4 billion, you go down to the bottom 2 lines. We estimate the present value of that backlog to be $2.1 billion. We actually think that could be a conservative estimate because it only assumes 95% revenue efficiency, whereas we have been operating at 99% revenue efficiency for the last 5 quarters, right? So we think this is probably a fairly conservative estimate. It only bakes in the $40 million in cost saving synergies. We actually think we hope we can do better than that. So we think that $2.1 billion is a very realistic number. That would leave you with a residual field value, so the value of the rigs of $1.3 billion to be spread across those 7 rigs. Now the 4 rigs on contract are obviously more valuable. We ascribed very little value to the 3 rigs that are currently stacked. We said, listen, let's put $50 million for those 3 rigs. Until we can get in there and do due diligence, we don't really know the true value. And then the rest of the $1.25 billion, we will spread across the 4 Cat-D rigs, okay? I will tell you that our teams are on those 3 rigs right now. And the Songa Dee, which is the one that was most recently upgraded and the last to roll off contract looks to be in very good condition and very marketable. So the $50 million that we've ascribed for these 3 rigs may prove, we don't know yet, may prove to be conservative. But let's just stick with the $50 million for those 3 and the $1.25 billion for the remaining 4. That would give you a value of each of these new Cat-D rigs at $312 million, right? These are on location. They're drilling. They're earning dayrates. If you look at that as compared to other markers in the industry, the Bollsta Dolphin, there's an option on the Bollsta Dolphin for $400 million. And what I'll tell you is it's not just the $400 million. We've kicked the tires on that rig. We know that there's considerable additional investments that need to go in there. I won't read you all the line items, but it adds up to over $100 million of additional capital that's going to be required to get that rig ready to work and get it mobilized to Norway. And by the way, that rig does not have a contract. So this could incur even more stacking. You look at some of the other harsh-environment assets that are stranded in shipyards, and the asking price starts with a five, and then you've got all those extra costs that we identified previously with the Bollsta Dolphin. So now you're looking more like a $600 million investment. So for us, we're looking at this - We got 4 rigs in a strategic market with a strategic customer, earning a great dayrate for $312 million, which is basically half the cost of any of these stranded assets that might be out there today. So we consider that to be pretty good value. We also like the fact that these assets are located in Norway. So this is a pretty interesting slide. This shows floater opportunities with a start date over the next 18 months. You look down in the bottom, and it says there are 46 rig years to be awarded over the course of this time period, okay? Over half of those opportunities, over half of those rig years are in the U.K. and Norway. So bolstering our position, further strengthening our position in that market seems to make a lot of sense to us. We're really excited about the acquisition of Songa. It's honestly ticked all our boxes. And we talked before about the 4 areas that differentiate us as the undisputed leader in the offshore space, and it ticks all the boxes. It grows our floater fleet to 55 and adds 4 really high-spec assets. Our contract backlog is now $14.3 billion. You're going to hear me say that a lot. I like it. It's $14.3 billion. And we did this without significantly compromising our liquidity position. So $5.2 billion in liquidity, which is an enviable position for anybody in the offshore drilling space. Now while it didn't do anything to improve our ultra-deepwater experience, which is already 2x greater than our next nearest competitor, it did enhance our harsh-environment experience, which is over 5x greater than our next nearest competitor. And you may be asking yourself why is that important. Well, I'm going to detail that for you in some slides following --along in this presentation. So let's go through each of these 4 boxes, and we'll start with the fleet. About 2 years ago, we decided it was time to take a very dispassionate and objective and data-driven view to our fleet and determine which rigs needed to stay in the fleet, which rigs needed to be upgraded and which rigs just needed to be retired. In order to do that, we needed to really look at our rigs within the context of the entire global fleet. 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So when we first started this process, I think there were 328 floaters in the worldwide fleet. We're now down to 306. We broke down each of those floaters into 53 categories, which was over 17,000 data points, right? And we built a --we built the model, a database, where we could go in and we could provide weightings to each of the specifications of the rig. So what's most important to our customers, dual activity, 2 BOPs, 7 ram stacks. You kind of go through the list and you weight each of these technical characteristics and then we forced-ranked every rig based on these characteristics. We ranked to every rig in the world. So a rig that was identical to another rig, but one was 2 years old and one was 3. The one that was 2 would be slightly higher. It's not an exact science, but it's directionally right. We quickly determined that we needed to get a little more precise and separate between ultra-deepwater and harsh environment because different characteristics for the harsh environment and ultra-deepwater. So we created a second database and again went through the same kind of rationale. So you got all these characteristics. We then took it once we felt comfortable with the models. We then took it to our customer to try to validate our thought process. And as we went and talked to our ultra-deepwater customers, each region is going to be a little bit different, each customer is going to be a little bit different. But by and large, if our customers had to pick, it's dual-activity rig, 2 BOPs with 7 ram stacks, a hook load of 2.5 million pounds, younger is better than older. In addition to the active heave compensation that most of rigs have in the drawworks, most of our customers are now asking for passive compensation in the crown. And then a DP Class 3, the dynamic positioning Class 3. So if you had to ask them what's kind of on their wish list, that's what they would ask for. I would tell you there are 27 rigs in the world that have that capability, and we have 9 of them. And so when people talk about, hey, there's this huge supply and demand gap. I'm telling you for the better rigs, there is not a lot of supply. And demand is going to pick up; dayrates will improve. For harsh environment, it's a little bit different. Dual activity is still important, but not as important as survival airgap, which is a big topic in Norway here over the course of the last couple of years as many of you will know. Motion characteristics, the ability of the rig to stay on location in harsh weather is important. You don't want a lot of downtime waiting on weather. Winterization of the rig, variable deck load is obviously important and mud capacity. So this is directly from our customers, and we refined our model to make sure that we capture these as most important and then ranked every rig in the world. What that let us do was a very sobering view of our own fleet at the time. So it helped us to identify which rigs we needed to scrap, which we needed to upgrade and which assets that were out there available in the marketplace were our prime target. Some of those would be distressed assets in the shipyards, some of them might be within companies. So it helped us to really kind of organize and prioritize where our acquisitions could be. So if you look at what's happened with our fleet over this time period, you go back to April 2013, we had 82 rigs in our fleet. Only 40% of those were ultra-deepwater, harsh environment. Since that time, we have sold the jack-up fleet. We have retired 33 floaters, and we've added some ultra-deepwater, high-specification rigs and, with Songa, some harsh-environment rigs. So you look now. We've gone from 82 rigs to 55 rigs. So we're smaller fleet, but it's a much higher quality fleet, and it's 80% weighted toward ultra-deepwater and harsh environment. What you'll see from us over the course of next several months, you'll see us retire some more rigs. We've publicly stated between 5 and 10 rigs in our fleet could meet the shipyard and never return, but we're also going to welcome some new rigs into the fleet. The remaining 2 Shell rigs that are on 10-year contracts, 1 is mobilizing to the Gulf of Mexico right now and will commence contract in Q4 and the other one will commence contract in the Gulf of Mexico in Q1. So --and then we have 2 ultra-deepwater drillships that are under construction right now, scheduled for delivery in 2020. So a huge change in fleet composition. So you look at those 4 boxes again in terms of differentiation, largest floater fleet in the world, high THOMSON REUTERS | Contact Us 4 ©2017 Thomson Reuters. All rights reserved. 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quality, heavily focused on ultra-deepwater and harsh environment where we actually think that our experience and our performance can differentiate us from our competition. Going from fleet to backlog. $14.3 billion backlog, not sure if I said that. But what I like about this slide is 2 things. One, over 90% of our backlog is with investment-grade companies. In fact, the vast majority is with Shell and Statoil and Chevron. So really professional established companies, really strong contracts. So we feel very confident that we can convert this backlog into cash. The other thing I like about it is kind of you can see how this revenue converts to backlog over the time period. So if you're in the camp that the market is not going to recover in 2018, that's okay. We've got considerable backlog to cover it. 2019, fine. We still got $2 billion in backlog to cover it. 2020, we got $1.7 billion. So you won't see another offshore driller with a slide like this. This gives us the confidence in future revenue, earnings and cash generation to help us to not only survive the downturn but to continue invest in our business and differentiate ourselves from the competition. A slightly different way of looking at the backlog, not from a dollar standpoint but from an activity standpoint, you can see on the left, right now we have 30 contracted floaters in this space. Our next nearest competitors has 16. So almost double the contracted floaters of our next nearest competitor, and you can see that kind of falls off and to the right as you look across the landscape of offshore drillers. So both from a dollar standpoint and an activity standpoint, clearly market leaders and continuing to separate ourselves from the rest of the pack. If you look at those 30 rigs under contract, it's important to note that we have 9 of those floaters that are on long-term contracts, and those dayrates were negotiated before the downturn. So these are really not only good, stable contracts, but they're going to be really high-margin contracts, as we continue to work through this downturn. So I mean, these are, I think on average, approaching $500,000 a day across these 9 contracts. So we're proud to have that. In addition to those 9, we've been out there aggressively promoting some of our stacked assets. So we have announced the reactivation. Some of them have already taken place, the reactivation of 5 stacked rigs. Some of you may be sitting here and asking yourself, wait a minute, I've always heard that customers prefer a hot rig to a stacked rig. Well, we've executed 5 of these. We won 5 contracts when hot rigs were readily available and many of them readily available in the market where they're going to drill. So you may ask yourself, well, how did you get that? Well, I'll explain. First of all, we've invested between $5 million and $7 million upfront to preserve the equipment on these stacked rigs. That's a significant investment, not all of our competitors can afford to do that, but it's paying dividends. So we're preserving this equipment. We're using volatile corrosion inhibitors. We are --we removed the rubbers from the BOPs. We've injected the BOPs with safeguard. We put generators out on these rigs to power dehumidification units to keep everything cool and dry. We keep a small team out there that's going around from rig to rig that's cycling critical components, critical equipment on a regular basis to make sure everything is functioning properly. We've had a number of customer audits. And you won't believe me if I tell you that the audits --that the customers come back and they say, listen, the difference between your rig, your stacked rigs and your competitor stacked rigs are night and day. And you may not believe that, but the fact that we've got 5 contracts with stacked rigs and our next nearest competitor has 2, and I think there have only been 3 in the space would suggest that what we're doing on the preservation side is being well regarded by our customer base. In addition to having quality assets that are well preserved, our experience makes a difference. We have 2x the ultra-deepwater experience of our next nearest competitor. We have 5x the harsh environment experience of our next nearest competitor. This is important from a number of reasons. One, we've operated in every basin around the world. We've operated with every customer around the world. They know what we're getting when they come to Transocean. So that's important. The other thing is we have accumulated data over the past several years from all of our rigs in all of these basins. So we know how our rigs are going to work. We know what drives equipment failures and leads to downtime. And so we've attacked this from multiple fronts. Let's first start with predictability and reliability. THOMSON REUTERS | Contact Us 5 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

Uptime is most important to our customers, right? And so if you go back to 2011, we as Transocean and we as an offshore industry really struggled with uptime related to subsea equipment, pressure control equipment specifically. So if you look back in 2011, 6% downtime related to subsea pressure control equipment. So we took all the data that we've had and we started to analyze, all right, what are the root causes of these failures. So you take the root causes that are leading to the most failures --most frequent failures, and then you look at the longest duration failures, right? How long is this keeping us down? And so you start to systematically attack these issues. And you can see there are step changes over the last several years, going from 6% downtime to 1.5% downtime in 2015, slightly up last year to 1.8%. I'm pleased to say this year we're at about 1.3%. So really just taken that and just systematically reducing those downtime events. And we've done that not only for subsea pressure control equipment, we've done it for top drives. We've done it for iron roughnecks, for pipe rackers. And we've really gotten to the point, again, we are functioning at 98%, 99% uptime. You've really got a handle on this equipment reliability, but there's more we can do. We want 100%. So recently, we've recognized we need some help. So we went to our OEMs, and we've signed --recently signed what we call health care agreements with Cameron, with GE, with NOV, with Rolls-Royce, and we're working on others. I'll use the example with Cameron because they were the first. So what we did is we looked at our total portfolio of Cameron BOPs. And we looked historically. We analyzed the data. And we said over a 10-year period, if you look at that blue line there, over a 10-year period, this is our cumulative cost. And so what you see there is the spike in year 5 when there's a mandatory upgrade overhaul of the BOP, which is defined by the OEM. It may not be necessary, but they want that BOP to come back in so they can tear it apart, put it back together and give you a big bill. So its calender based. So at the year 5 and then year 10, you see those big spikes. So what we did is we went to Cameron first, but we've gone to the other providers as well, and we said, we want to eliminate those 5-year mandatory overhauls. We want to move from calendar-based maintenance to reliability-centered maintenance. So let's work together to monitor this equipment and do repairs as they're needed as opposed to just waiting until year 5, tearing the whole thing apart and putting them back together. So we eliminate those spikes. Now this, obviously, will reduce the revenue stream for our suppliers over that 10-year period. So what we said was, if you can help us do this, here's the bonus that's in it for you. We looked across our fleet and took an average of downtime events and unplanned pulls. So with Cameron --I'm just going to throw out a number. This isn't specific to Cameron. But let's say, our average is we have 4 unplanned pulls a year. If Cameron is able to help us take that from 4 to 3, there's a big bonus in it for them. It's a 100% margin. 3 to 2, another big bonus. For us, it's great. It's self-funding, right? So we're giving them a proportion of the savings that we create together. And then from a marketing standpoint, if our uptime continues to improve, we're going to be more marketable than our competition. So this for us is just a great model. It's perfect alignment between the OEMs, the drilling contractor and the customer. This is just in the early stages. You won't see a big pop in terms of cost reduction in the near term. But as you start to get to these year 5 overhauls, and some of those year 5 overhauls will be scheduled for next year, you will see cost savings start to accumulate over this time period, and you will see uptime continue to improve. So again, we've done this with Cameron on BOPs and riser. We've done with GE on BOPs. We've done it with NOV across the drill floor. So again, top drives, iron roughnecks, pipe handlers, and we're going to continue to look at critical components that lead to downtime events to try to drive cost down, to normalize that cost and to improve uptime. So we're also using this trove of data that I talked about to improve drilling efficiency. So uptime is most important, cost, but really we need to deliver these wells more quickly. The quicker we can deliver the wells, the more competitive we are, the more competitive offshore becomes because we lower the total cost of well development. So what we did is we looked through our historical data, and we broke down every element of the well construction process, right, so tripping, drilling, running riser, testing BOP, building BHA, and we look where we spend the majority of our time. And we did this across every asset class in our fleet and every region in the world. THOMSON REUTERS | Contact Us 6 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

We then consolidated this, and we put together a very easy-to-use dashboard. So I've got it on my phone. Mark's got it on his phone. We have it on our iPads. All of our senior rig personnel have it. And it's basically a scorecard. So every day they get up, and they know what activities they have planned for that day. They know what the benchmark is. And we set the benchmark at the top quartile performance over the last couple of years. So everybody is striving for that top quartile performance. So they can compare it against the benchmark, and they can also compare it against other rigs. So you've created a bit of competition here, which is great. And you can also --it's not just rig to rig, it's crew to crew. You can evaluate crew A and crew B on the same rig doing the same task. And so you can really quickly, one, it just drives competition. So you get improvements from that. But two, you can really quickly identify where's the best practice, who's performing the best and why. Let's get a crew out there, let's analyze what they're doing and let's spread it across the fleet. Conversely, if a crew is underperforming consistently, let's get a SWAT team out there. Let's figure out what's going on and let's fix it. So our first target really on this was tripping time. We spend in ultra-deepwater, as you might expect, more time tripping than we do drilling. And so tripping is the #1 area of focus right now. So we started the conversation back in Q1 of '16. We started accumulating the data. Candidly, I don't think the data was as good as it should have been in Q1. 2Q of '16 I felt like the data was really good. So we started raising awareness in Q1. Q2, we had a good baseline of data. Q3 and Q4, we are intensifying the conversations. We're doing manual reports. We're talking about it. Q1 of this year, we launched this app and made it public to all our guys on the rigs. And so since Q2 of last year, when we had good data, Q2 of this year, we have improved tripping time by 40%. Just from Q1 to Q2, after launching the dashboard, we improved tripping time by 18%. So we're just in the early stage of this. We think there's really some great opportunity because really right now, we've just been focused on tripping. There are all the other elements of the well construction process that we're going to start attacking too. So we can see tremendous improvements in drilling efficiency going forward. In addition to focusing on the process, as we start to get better in the process and more efficient, equipment starts to become the bottleneck. So now we're working with the equipment providers too as we identify bottlenecks in, hey, the iron roughneck is not coming up quickly and that it's not making up quickly and the blocks aren't dropping fast enough. There are things that we can do with the OEM to speed up the process as well. So that's really what we're focused on. Reliability first, right, make sure you got the uptime, then on drilling efficiency, and that's where we can use our experience in our day-to-day to help differentiate us. Because we have the history, we have the experience, we have the 98%, 99% uptime in some cases and we have these dashboards now, it gives us the confidence to approach our customers with unique innovative commercial models. So we're going to our customers in some applications now and we're saying, listen, we're willing to take a below market dayrate, but we want upside potential. So if we can help you beat your AFE, beat your curve, we want a share in the upside. We want a percentage of those cost savings. It's not the norm, but we have several customers who really like this model. And I'm pleased to say it's one of the few contracts, and I'm pleased to say that we have outperformed on all of those. So we have earned above market rate with the bonuses. I don't know that this is going to become standard in the industry. Some customers like it, some don't. And over time, my guess is that customer will continue to raise the bar. And so that opportunity for incremental improvement becomes tighter and tighter and so maybe the upside is not as meaningful for us and therefore not worth it. But it has given us this ability to date, and it has won some contracts and lift the market share improvements. There you go. This might be my favorite slide in the deck. So those are all the things that have helped us to add to our backlog even during this downturn --to add backlog even during this downturn. The key now is converting it to cash. And so if you look at the chart on the right, this is revenue efficiency, which is basically a proxy for uptime. And you can see consistently above 95% over the course of the last couple of years. But over the last 5 quarters, we've averaged 99% revenue efficiency. So $0.99 of every $1 backlog is getting to revenue. Pretty darn good. We want 100%, but 99% is pretty darn good. Then the challenge is how do we take that revenue and actually get it to the bottom line. So the chart on the right is I'm even more proud of that one. This is showing EBITDA margins over the course of last couple of years. So despite the fact that revenue has declined almost 65% over that time period, our EBITDA margins have gone from an average in the low to mid-40s to the low to mid-50s. So almost 1,000 basis THOMSON REUTERS | Contact Us 7 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

point improvement in EBITDA margins in an environment where revenues are declining 65%. So it's really a testament to the Transocean team. I'm just looking for efficiencies in everything that we do. We can't continue like that in perpetuity, but hopefully, we start to see that arrow go up and to the right on revenue and the leverage --the incremental leverage on that should be fantastic. So the combination of outstanding operational performance and the herculean efforts of Mr. Mark Mey and his financial team have really put us in a nice liquidity position. I won't read all the major accomplishments over there, and I apologize for the small font, but that team has done a lot. I'll really address the liquidity waterfall on the right. So starting with about $2.2 billion in cash at the end of June of this year, I think it's $1 billion to $1.4 billion in cash flow from operations that we're expecting between ourself and Songa. Just to give you a little color on that, that is assuming 95% revenue efficiency, so fairly conservative estimate there. And it is very few new contracts at basically cash breakeven rates, so not a lot of contribution from new contracts and no speculative reactivations. So it's a fairly conservative view. We've got about $700 million in CapEx commitments. I think about $1.7 billion, I can't read the slide, $1.7 billion in debt that matures over that time period. So you get to the end of 2019, and we've got about $1 billion in liquidity, somewhere between $800 million and $1.2 billion. So let's call it $1 billion in liquidity, but we've got a lot of other levers we can pull. Number one, we've got a revolving credit facility that expires in the middle of 2019. We have every confidence we can renegotiate that. Now to be clear, the revolving credit facility we have today was negotiated when we were investment grade. We are no longer investment grade. So we don't think we're going to get $3 billion. It's going to be something smaller than that. And we're probably going to have to secure at least a portion of our other assets to get that revolver. We have every confidence we're going to be able to do that. We also have the 2 rigs for Shell in 10-year contracts that commence operations in Q4 and Q1. And as we did with the first 2, we could, if we so choose secure financing against those anywhere between $650 million to $700 million apiece. So you look at the revolving credit facility downsized from the $3 billion plus maybe another $1.3 billion, $1.4 billion in secured financing against the 2 Shell rigs, you get to a liquidity position at the end of '19 that's at least $4 billion. And so we feel like we're in really good shape. Again, you look at the backlog that we have plus this liquidity position, if you like, we're in really good shape to continue to weather this downturn for however long it lasts. So you may ask yourselves, all right, Jeremy, you have convinced me. Transocean is the market leader in offshore drilling, but when is demand for your assets in (inaudible) is going to return? Valid question. First thing I'd respond to that is we don't view our competition as just Ensco or Noble or Diamond or anything other offshore drillers. We also view land as competition. We recognize that we're competing for the investment dollar from our customers. And we think that we need to move to make deepwater economic at $50 a barrel. So that's really been the charge with us internally, but I think across the space, that's what we've been looking at. So what kind of progress are we making? You look at the chart on the right, and you can see all the different cost elements that make up a deepwater project, but the most important is the red line on the bottom, which will show that we've experienced almost a 50% reduction in deepwater project cost, pretty impressive. Now some of that is dayrate driven, service price driven, but a lot of is just process efficiencies and sustainable cost savings. You look at the chart on the right. These are some major offshore projects around the world, and they have moved from an average of $91 a barrel breakeven to $46 a barrel breakeven. So go back to the previous slide where I said we're ready to make offshore deepwater economic at $50 a barrel, we are making progress to that end. Just another way to look at it, you see several Gulf of Mexico offshore projects there on the right. You probably can't see the exact lines there, but most of those projects are actually have breakevens around $41, $42 or below. And so you can see again making progress toward delivering that. We got to make these projects economic at $50 a barrel. And you look at that compared to land on the right, these are shale plays in the U.S. and the cost gap is really narrowing. So you've seen cost escalate in the shale plays: sand cost, service cost, some equipment cost. So you start to look at the delta between breakeven for offshore and breakeven for land, and the delta is pretty narrow. THOMSON REUTERS | Contact Us 8 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

Now I'll acknowledge there's one area where offshore cannot compete with land. Land has quick cash-on-cash returns. So for those of our customers who are really focused on maintaining the sanctity of the dividend and reducing debt, their investment dollars are going to go to land. We get that. But there's one place where land can't compete with offshore, and that's in reserve replacement. And so if you look at offshore and onshore wells in the top blue line of deepwater production, and a little red bar is land production and then you can see the decline curves. And so the decline curves --the production rates and decline curves on land are so steep that you can never replace reserves that way. So ultimately, we know that customers have to come back, and they have to invest in offshore. I mean candidly, you've heard them all talk about the breakeven cost and how proud they are of lower breakeven costs in deepwater. Why would they talk about it, if at some point in time they weren't going to invest there. I mean, there's no reason to even mention it. So we feel confident that it's coming back, but I can't tell you when. What I can tell you is that the trends are encouraging. So these are floater contracting activity over the course of the last couple of years. And we've gone 5 quarters in a row with a fairly steady increase, and in fact, we're getting back to a levels that we saw --last saw back in '14 and not quite to where we saw in '13. So am I saying this is going to continue up and to the right in perpetuity? No. But I'm telling you today, it looks a lot better than it did a year ago. And conversations that we're having with customers today are constructive. There are opportunities that are out there. And we have some customers that are trying to tie up our best assets and long-term contracts, which is a good sign as well. They see maybe that this trough has reached its bottom, and they're not going to get the kind of dayrates that they want going forward. So all of that's encouraging for us. In the interim, while we're waiting for that ultimate recovery and try to experience some magnitude, we feel very comfortable with our position. Again, 55 floaters, $14.3 billion backlog, ample liquidity and far more experience than our next nearest competitor. So we'll continue to do everything we can to enhance the quality of our fleet and the size of our fleet without compromising our liquidity position and continue to execute on the business we have in front of us. So with that we've got a few minutes for questions. QUESTIONS AND ANSWERS John David Anderson Barclays PLC, Research Division - Research Analyst Yes. Thanks, Jeremy. So we'll take a few questions from the audience. Anybody have questions, please raise your hands. I'll start with 1 just to start with. Your Obamacare agreements --I mean, health care agreements on your rigs are pretty fascinating. But how many of your 55 rigs is this on right now? And where do you think you are, I don't know, is your goal to kind of where you want to be in couple of years on it? Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director So it's --I don't know the exact number today to be honest. We've just kicked these agreements off. Cameron was earlier than the others. We just concluded the NOV agreement. So we're just kind of in the early stages of this. But Mark, do you have any idea? It's the newer rigs. Do you have any idea how many rigs in total in the fleet? Around 15, 20? Mark-Anthony Lovell Mey Transocean Ltd. - CFO and EVP So it depends on (inaudible). John David Anderson Barclays PLC, Research Division - Research Analyst Okay. And then --now Diamond do... Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director So for those that didn't hear that, but somewhere between 40% and 60% of the operating rigs today. THOMSON REUTERS | Contact Us 9 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

John David Anderson Barclays PLC, Research Division - Research Analyst The Diamond agreement with GE, they did effectively sale-leaseback. Is that a model that you want to go to? Do you want to own all the equipment? Do you want to --is that something you want to pursue? Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director Yes. No, it's a good question. So Diamond has this agreement called Power-by-the-Hour with GE, where they sold their BOPs back to GE in exchange for a kind of a rental agreement based on operating hours. We looked at that model. And I'd tell you what we liked about the model was the alignment between the OEMs and the drilling contractor to improve uptime for the customer ultimately. What we didn't like about the agreement was we feel like we own the asset, and we think that's important. We maintain the asset on a daily basis. Having worked for an OEM for 18 years, OEMs don't know how to maintain assets on a day-to-day basis. They know how to make them and they know how to repair them, but they've never lived with them. And so from on a day-to-day basis to hand over the maintenance of a critical component, maybe the most critical component on your rig to a company that's never done it before and it's relatively new, that didn't feel right to us. That felt like it was introducing risk and introducing complexity around accountability. If something goes wrong, who's accountable? And so we didn't like that element of it. The other element we didn't like was just the cost. So we believe that cost is about 3x our maintenance expense today. And so --but we liked the concept. And so that's how we really kind of got to this health care agreement, which is a slightly different take. We own the assets. We maintain the assets. We just have close collaboration with the OEM. John David Anderson Barclays PLC, Research Division - Research Analyst Makes sense. Makes sense. Any questions for Jeremy here. So let me ask you a question on the Songa deal. Some analysts, some snarky analysts called that a defensive deal (inaudible) last night. Can you just kind of tell people why in your view that was not a defensive deal? Obviously, you talked about the quality asset. That speaks for itself. Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director So it's interesting. So when the Ensco-Atwood deal was announced, very negative reaction from the Street because it was seen as that's very speculative because Atwood great assets, very little backlog and incremental debt. We do basically the opposite of that, which is great asset, great backlog, very manageable, no impact to near-term liquidity. And it was viewed negatively because --and the only reason we heard was, it look like you were making a defensive move when you seem to be most bullish on the market. I'm not sure that I fully understand that. For us, we just think this strengthens our position to be more aggressive. I mean, we're adding backlog. We've got visibility to revenue and future earnings and cash flow. We're adding great rigs. Statoil has a history of extending rigs that it helped design. I mean, almost 100%. So we feel confident that we could get extensions on these rigs past their existing term, which run until 2024. And even if we don't, they're great assets that we can continue to market in the U.K. and Norway, which as I showed you earlier were the hottest markets. Yes, so we view it as both defensive and offensive. So we think very prudent. John David Anderson Barclays PLC, Research Division - Research Analyst Right. Thank you. Are there any other questions from the audience or we can save it for the breakout. Anybody staying for the breakout here over the riverside afterwards. Thank you very much, Jeremy. Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director Thanks. THOMSON REUTERS | Contact Us 10 ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 09/07/2017 09:05 AM GMT, Transocean Ltd at Barclays CEO Energy-Power Conference

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Additional Information and Where to Find It In connection with the Transaction, Transocean will file with the SEC a proxy statement of Transocean Ltd. (the “Proxy Statement”) and the Offeror will file a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Consideration Shares and Exchangeable Bonds to be issued in the Transaction (the “Prospectus”). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and the Offeror will distribute the Prospectus to certain securityholders of Songa in the United States in connection with the transaction and related Offer contemplated by the Transaction Agreement. Transocean Ltd. and Transocean Inc. are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transoceanand Transocean Inc. with the SEC from Transocean’s website at: www.deepwater.com. This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and Transocean Inc. may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and Transocean Inc. with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction. Participants in the Solicitation Each of Transocean, Transocean Inc., and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’ shareholders with respect to the approvals required to complete the Transaction and the solicitation of acceptances for the exchange offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017, and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the exchange offer will be included in the proxy statement to be filed with the SEC. These documents are available to shareholders free of charge from the SEC’s website at: www.sec.gov and from the investor relations section of Transocean’s website at: www.deepwater.com. Cautionary Statement About Forward Looking Statements The statements described in this Form 8-K and referenced press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements contain words such as “possible,” “intend,” “will,” “if,” “expect” or other similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the Transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects; timing of Transocean’s newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement; the ability to successfully complete the Transaction, including the related exchange offers; regulatory or other limitations imposed as a result of the Transaction; the success of the business following completion of the Transaction; the ability to successfully integrate the Transocean and Songa businesses; the possibility that Transocean’s shareholders may not approve certain matters that are conditions to the Transaction or that the requisite number of Songa shares may not be exchanged in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or completion of the Transaction could have adverse effects on the market price of Transocean’s or Songa’s shares or the ability of Transocean or Songa to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Transocean may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; and other factors, including those and other risks discussed in Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, and in Transocean’s other filings with the SEC, which are available free of charge on the SEC's website at: www.sec.gov, and in Songa’s annual and quarterly financial reports made publicly available. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Transocean or to persons acting on Transocean’s behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-

looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and each of Transocean and Songa undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which either Transocean or Songa become aware of, after the date hereof, except as otherwise may be required by law.